PANAM TERRA, INC.
900 Biscayne Blvd., Suite 3307
Miami, FL 33132
305-610-8000
305-424-9501 (fax)

June 14, 2011
VIA EDGAR
Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	PanAm Terra, Inc.
Registration Statement on Form 10-12G
Filed April 29, 2011
File No. 000-54375

Dear Mr. Dang:

I am writing in response to your letter dated May 27, 2011.  We are actively preparing responses to the comments set forth in your letter.  However we will require additional time to provide complete responses.  We expect to file our responses on EDGAR no later than June 20, 2011.

Sincerely,

/s/ Alexandre Clug
Alexandre Clug
Chief Executive Officer